Exhibit 99.1
PAUL S. OTELLINI Special Announcement Mar 23, 2009

Legal Information The Stock Option Exchange Program described in this communication has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program. In connection with the proposal to be voted on by Intel's stockholders to approve the Stock Option Exchange Program discussed in this communication, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program. Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC's website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations. 2

3 Current Environment Intel continuing to focus on efficiency during downturn Sustaining investments in our technology and products Today: investing further in you

4 What We're Announcing Special, one-time Investment Stock Grant Increased Focal RSU Grant size for non-exempt employees Stock Option Exchange Program for "underwater" options

5 Why We're Making This Announcement We believe in our future, and our employees will help us create it Investment in our employees is essential to our competitiveness Broad-based stock program remains an important component of our overall compensation package Want employees to share in long-term success of Intel Intel is Investing in You

6 Investment Stock Grants Special one-time award; investment in employees Meritocracy-based Grants are in addition to '09 Focal grants Same share level, same mix of RSUs/stock options Work same way as focal grants Manager will deliver at Focal performance review You will receive separate grant letter at Focal

7 Increase in Focal RSU Grant Sizes for Non-Exempt Employees Bring non-exempt Focal RSUs to more meaningful levels Increase will be about double current grant size This change is here to stay Investment stock grants based on new Focal RSU levels

8 Stock Option Exchange Program Requires shareholder approval in May "Value for value" program - expect approval Voluntary program Employees exchange "underwater" options for fewer new options at the market price on exchange date Implementation targeted for Q4'09 Barring significant market changes-for example, if the stock price recovers enough to make the exchange unproductive

9 Q & A

10 Summary Investing in our employees We will power through this downturn together Poised for long term success - we can all share in it